November 17, 2009

USA Real Estate Investment Trust
641 Fulton Avenue, Suite 200
Sacramento, California  95825

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Daniel Gordon, Branch Chief Mail Stop 3010

Re:	USA Real Estate Investment Trust Form 10-K for Year Ended December 31, 2008 File No. 0-16508

Gentlemen:

This letter is submitted on behalf of USA Real Estate Investment Trust (“Trust”) in response to the comments provided by the Staff in its letter to the Trust dated November 6, 2009 (“Comment Letter”).  The Trust’s response below is numbered to correspond to the numbered paragraphs in the Comment Letter.  For your convenience, we repeat in bold italics the Staff’s comment prior to the Trust’s response

General

1.	Please tell us when you expect to file your quarterly reports on Form 10-Q for the first and second quarters of 2009.

We filed the Trust’s quarterly reports on Form 10-Q for the first and second quarters of 2009 on November 16, 2009.

Form 10-K for year ended December 31, 2008

Exhibit 31.1

2.
Please note that your certifications must be in the exact form prescribed by Item 601 (b)(31) of Regulation S-K, and that you may not omit paragraph 4(b) referring to internal control over financial reporting.  Please file an abbreviated amendment to your Form 10-K to conform your certification to the exact wording as provided by Item 601(b)(31) of Regulation S-K.  An abbreviated amendment consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.  In addition, please confirm for us that these changes will be incorporated into all future filings.

On November 17, 2009 we filed Form 10-K/A, Amendment No.1, in order to correct the language of the certifications required by Item 601(b)(31) of Regulation S-K.  The correct language will be incorporated in all future filings.

     The Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. .
If you have any questions or require additional information, please call me at (916) 761-4992.

Respectfully,

/s/  Gregory Crissman

Gregory Crissman
Chief Executive Officer